

William Slattery, CFA
Vice President
Listing Qualifications

Electronic Mail Only

January 11th, 2018

Mr. Jeffrey Thomas
Chief, IT Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Thomas:

This is to certify that on January 11th, 2018 The Nasdaq Stock Market (the "Exchange") received from Platinum Eagle Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share and
one-third of one Warrant

Warrants, each whole warrant exercisable for one Class A Ordinary Share at an exercise price of $11.50
per share

Class A Ordinary Shares, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

William Slattery